SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2011

List of Exhibits:

1. News Release entitled, “CNH Second Quarter 2011 Revenue Increases 24%; Operating Profit up 58%”

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (File No. 333-173332) of CNH Global N.V. and additional registrants identified therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

July 25, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Second Quarter 2011 Revenue Increases 24%; Operating Profit up 58%

•	Net Sales increase 24% to $4.9 billion

•	Agricultural equipment +22% to $3.9 billion

•	Construction equipment +30% to $1 billion

•	Equipment Operations Operating Profit of $521 million, an increase of 58%

•	Operating Margin increased to 10.7% compared to 8.4% in Q2 2010

•	EPS before exceptional items at $1.33 per share, compared to $0.59 per share in 2010

	Quarter Ended
	6/30/2011	6/30/2010	Change
(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,881	$3,938	24%
Equipment Operations Operating Profit	$521	$330	58%
Equipment Operations Operating Margin	10.7%	8.4%	2.3pts
Financial Services Net Income	$52	$33	58%
Net Income Attributable to CNH	$320	$144	122%
Net Income Before Restructuring and Exceptional Items	$320	$140	129%
Diluted EPS Before Restructuring and Exceptional Items	$1.33	$0.59	125%

BURR RIDGE, IL — (July 25, 2011) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended June 30, 2011. For the quarter, net sales increased 24% (18% on a constant currency basis) to $4.9 billion as a result of favorable trading conditions for agricultural equipment, as well as higher comparative construction equipment demand in every region. Equipment Operations posted an Operating Profit of $521 million as a result of higher revenues, increased industrial utilization and improved product pricing.

Net equipment sales for the quarter were 79% agricultural equipment and 21% construction equipment. The geographical distribution of revenue for the period was 42% North America, 35% EAME & CIS, 15% Latin America, and 8% APAC markets.

Year to date capital expenditures totaled $126 million, a 40% increase from the comparable prior period largely as a result of new product launches in both the agricultural and construction equipment segments; 71% of the capital spend was on new products and production capacity in the period. Equipment Operations generated $232 million of operating cash flow during the first six months of the year as net sales levels and operating performance more than offset the increased net working capital needed to support business activity. CNH’s Equipment Operations ended the period with a net cash position of $2.4 billion. The 34% effective tax rate for the second quarter of 2011(49% second quarter of 2010) is within the Group’s full year expectations of 32% to 38%.

Net income before restructuring and exceptional items for the quarter was $320 million as a result of improved top line and industrial operating performance, improved results from the Group’s unconsolidated subsidiaries, and a lower tax rate. This resulted in the Group generating a significant increase in diluted earnings per share to $1.33 (before restructuring and exceptional items) compared to $0.59 per share in the comparable period of 2010.

On April 26, CNH announced its plans to set up a local manufacturing site in Cordoba, Argentina for the production of combines and tractors for the Latin American market. The initial investment of over $100 million will include the launch of new, localized product lines and the expansion of the Fiat Industrial complex in Cordoba.

2011 Full Year Market Outlook

Demand in the agricultural and construction equipment markets is expected to remain firm for the balance of 2011 on the back of a positive environment in agricultural commodity prices and the consequent increase in planting and farming income estimates. Further, the environment for construction equipment continues to improve.

FY 2011 World Wide Unit Growth Forecast

Agricultural equipment demand up 5% to 10%

Construction equipment demand up 25% to 30%

2011 CNH Earnings Outlook:

On the back of the year to date operating performance, and in view of the outlook for its markets for the balance of 2011, the CNH Group is upgrading its full year financial targets as follows: full year revenue growth of 15-20% and an operating margin at the upper end of its previously disclosed range of 7.1% to 7.9%.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended
	6/30/2011	6/30/2010	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$3,851	$3,148	22%
Gross Profit	$850	$644	32%
Gross Margin	22.1%	20.5%	1.6pts
Operating Profit	$496	$317	56%
Operating Margin	12.9%	10.1%	2.8pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry unit sales increased 13% compared to the second quarter of 2010. Global tractor sales grew 13% while global combine sales grew 17% for the quarter. North American tractor sales were down 3%, with the high horsepower 4WD class up 1%, and combine sales were down 14%, partially offsetting the strong market growth of the first quarter, and maintaining a 7% growth on a year to date basis. Latin America sales of tractors decreased 5% and combine sales increased 58%. EAME & CIS markets improved for the quarter, with tractor and combine sales up 30%. APAC markets were up 15% in tractor sales and flat in combine sales.

CNH Agricultural Equipment Second Quarter Results

CNH’s net sales in the agricultural equipment sector increased 22% for the quarter (16% on a constant currency basis) as a result of solid trading conditions in every region. Net sales in the EAME & CIS markets continued their positive growth trajectory with comparative reported revenue up 40% on the back of firm demand across all product segments. As a result of this increased unit volume in Europe and the CIS, comparative industrial capacity utilization increased driving positive cost absorption. This benefit coupled with improved price realization and favorable product mix (to larger horsepower tractor and combine segments) resulted in a 2.8 percentage point increase in comparative operating margin to 12.9% for the period.

Second quarter tractor market share performance was in line with the overall market growth as a result of a positive performance in Europe, and in the important over 40 hp segment in North America driven by very good market response to the introduction of high horsepower tractors and combines equipped with the FPT Selective Catalytic Reduction (SCR) Tier 4A/Stage IIIB engines delivering increased power and reduced fuel consumption and overall operating costs compared to equivalent CNH Tier 3 equipment. Combine market share recovered in the second quarter in the North American and EAME & CIS regions. Industrial production and retail sales were closely aligned during the period with resulting company and dealer inventory levels remaining largely unchanged.

In Latin America, New Holland Agriculture launched the new CR6080, the only class 6 combine manufactured in Brazil, equipped with a 300 hp engine, a 9,000 liters grain tank and the segment’s largest cab. The brand also introduced the new T8 tractor range, from 273 to 389 hp, the industry’s highest horsepower tractors produced in Brazil, focused on cash grain and sugar cane business and equipped with the SideWinder II armrest with fully integrated ergonomic controls for precision farming solutions, as well as the TL Exitus tractor ideal for spraying applications. The New Holland product offering has been expanded by the new SP3500 sprayer. In Europe the brand introduced a new hydraulic Powershuttle transmission on the TD5000 tractor, ideal for loader work and for fast directional changes.

In North America, Case IH began shipments of Tier 4A/Stage IIIB compliant Steiger/Quadrac 550–600 hp series tractors with best-in-class fuel efficiency and hydraulic flow, as well as the Module Express 635 Cotton Picker now equipped with a 400 hp engine. In addition, Case IH sugar cane harvesters were honored with the ‘Top of Mind’ award by the Brazilian trade publication Revista Rural. In Europe, the Steyr Tractor brand launched the Kompakt S series, while Case IH launched the AFS Pro model 700 monitors in all EfficientPower tractor models.

The Case IH Puma CVX EP and The New Holland T8.390 are two of the finalists for the ‘Tractor of the Year 2012’ award assigned by a panel of industry magazines representing 20 European countries.

Construction Equipment

	Quarter Ended
	6/30/2011	6/30/2010	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$1,030	$790	30%
Gross Profit	$138	$117	18%
Gross Margin	13.4%	14.8%	–1.4pts
Operating Profit	$25	$13	92%
Operating Margin	2.4%	1.6%	0.8pts

Construction Equipment Industry and Market

Global construction equipment industry unit sales rose 24% in the second quarter compared to the prior year, with light equipment up 29% and heavy equipment up 20%. North American demand was up 37%, for both light and heavy equipment. EAME & CIS markets rose 33% as the industry continued to rebuild from the prior year’s low levels. In Latin America, the market was up 27%, driven by strong demand from projects in both the public and private sectors. Industry sales in APAC markets grew 16%.

CNH Construction Equipment Second Quarter Results

Second quarter 2011 net sales in the construction equipment sector grew 30% (24% on a constant currency basis) as a result of market improvements in every region and in particular in the North American market. Operating profit improved 92% for the quarter to $25 million as a result of unit demand of newly launched products in the light and heavy equipment segments, increased industrial utilization, and positive comparative pricing. This positive performance was more than enough to offset the impact of tight supply conditions of Japanese supplied components and wholegoods during the quarter negatively impacting equipment availability and industrial efficiency. The Group expects that this situation will improve over the balance of the year.

Second quarter market share was down in light equipment due to low inventory levels as a result of slower than expected introduction of new key products started in the previous quarters. In the month of June, retail sales of these new products have increased and the Company believes that this trend will continue in the second half of the year leading to a more normalized share position. The Company maintained its market share in the heavy equipment segment.

Company and dealer inventories ended the period higher than in the first quarter as production rates of newly launched products continued to improve allowing the company to begin to restock the dealer network from low levels in the first quarter.

During the second quarter of 2011 Case Construction launched the new locally manufactured B-series motor graders in the Latin American markets. In North America the Case 850L crawler dozer, the Case 580M loader/backhoe, the Case 440 Series 3 skid steer loader and the Case 621E wheel loader were recognized as “Contractor’s Choice” machines for 2011 by Road & Bridges magazine.

New Holland Construction launched its new 200 Series of skid steer loaders (SSL) and compact track loaders (CTL), for a total of nine SSL and three CTL in the African, Middle East and CIS markets. The 200 Series features both radial-lift and vertical-lift models to better satisfy contractors’ needs.

CNH Financial Services Second Quarter Results

	Quarter Ended
	6/30/2011	6/30/2010	Change
	(US $ in millions, except percentages)
Net Income	$52	$33	58%
On-Book Asset Portfolio	$15,642	$14,519	8%
Managed Asset Portfolio	$18,449	$16,998	9%

Net Income attributable to Financial Services was $52 million for the quarter, compared with $33 million in the comparable period of 2010. Financial Services generated improved financial margins on a higher average portfolio as a result of increased industrial units sales and improved funding costs. Risk cost provisions were lower as past due amounts continued to decline.

Compared to December 31, 2010, delinquent receivables greater than 30 days past due amounts declined to 4.5% of the total managed portfolio, an improvement of 0.7 percentage points. Past dues have improved 1.5 percentage points compared to June 30, 2010.

Unconsolidated Equipment Operations’ Subsidiaries

Second quarter results for the Group’s unconsolidated Equipment Operations’ subsidiaries improved to $35 million compared with $21 million in the comparable period of 2010. The major contributors were Turk Tractor (Turkey), Al Ghazi (Pakistan), and the Group’s two joint ventures in Japan.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	6/30/2011	6/30/2010
	(US $ in millions)
Net Income	$464	$149
Depreciation & Amortization	155	137
Cash Change in Working Capital*	(496)	478
Other	109	507

Net Cash (Used) Provided by Operating Activities	232	1,271
Net Cash (Used) by Investing Activities**	(177)	(84)
All Other	164	53

Increase/(Decrease) in Net (Cash)	$219	$1,240

Net (Cash)	$(2,414)	$(1,770)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat or Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on July 25, 2011 to review second quarter 2011 results. The conference call webcast will begin at 9:00 a.m. U.S. Central Daylight Savings Time; 10:00 a.m. U.S. Eastern Daylight Savings Time. This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial affiliates cash management system and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.’s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended June 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:

Net sales	$4,881	$3,938	$4,881	$3,938	$—	$—
Finance and interest income	284	273	44	33	353	343

	5,165	4,211	4,925	3,971	353	343

Costs and Expenses:
Cost of goods sold	3,893	3,177	3,893	3,177	—	—
Selling, general and administrative	455	431	342	319	113	112
Research, development and engineering	125	112	125	112	—	—
Interest expense	203	190	100	78	140	151
Interest compensation to Financial Services	—	—	76	64	—	—
Other, net	67	73	41	39	26	34

Total	4,743	3,983	4,577	3,789	279	297

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	422	228	348	182	74	46
Income tax provision	142	111	116	96	26	15
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	2	52	33	4	2
Equipment Operations	35	21	35	21	—	—

Net income	319	140	319	140	52	33
Net loss attributable to noncontrolling interests	(1)	(4)	(1)	(4)	—	—

Net income attributable to CNH Global N.V.	$320	$144	$320	$144	$52	$33

Weighted average shares outstanding:
Basic	240	238

Diluted	241	238

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.34	$0.60

Diluted EPS	$1.33	$0.60

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:

Net sales	$8,678	$7,175	$8,678	$7,175	$—	$—
Finance and interest income	569	556	88	62	692	683

	9,247	7,731	8,766	7,237	692	683

Costs and Expenses:
Cost of goods sold	7,007	5,875	7,007	5,875	—	—
Selling, general and administrative	870	825	663	615	207	210
Research, development and engineering	241	211	241	211	—	—
Restructuring	3	2	3	2	—	—
Interest expense	402	392	196	159	279	311
Interest compensation to Financial Services	—	—	138	111	—	—
Other, net	104	129	49	71	55	58

Total	8,627	7,434	8,297	7,044	541	579

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	620	297	469	193	151	104
Income tax provision	222	181	170	156	52	25
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	7	5	106	84	7	5
Equipment Operations	59	28	59	28	—	—

Net income	464	149	464	149	106	84
Net loss attributable to noncontrolling interests	(8)	(11)	(8)	(11)	—	—

Net income attributable to CNH Global N.V.	$472	$160	$472	$160	$106	$84

Weighted average shares outstanding:
Basic	239	238

Diluted	241	238

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.97	$0.67

Diluted EPS	$1.96	$0.67

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of June 30, 2011 and December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
	(in millions)
ASSETS
Cash and cash equivalents	$1,548	$3,618	$949	$2,934	$599	$684
Deposits in Fiat Industrial subsidiaries’ cash management system	3,543	—	3,444	—	99	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Accounts, notes receivable and other — net	15,434	14,028	1,165	911	14,683	13,495
Intersegment notes receivable	—	—	2,334	2,273	641	562
Inventories	3,741	2,937	3,741	2,937	—	—
Property, plant and equipment, net	1,910	1,786	1,908	1,784	2	2
Equipment on operating leases — net	648	622	3	2	645	620
Investment in Financial Services	—	—	2,183	2,007	—	—
Investments in unconsolidated affiliates	484	490	394	407	90	83
Goodwill and other intangibles	3,117	3,064	2,957	2,906	160	158
Other assets	3,535	3,284	2,196	1,848	1,339	1,436

Total Assets	$33,960	$31,589	$21,274	$19,652	$18,258	$17,157

LIABILITIES AND EQUITY
Short-term debt	$4,434	$3,863	$190	$125	$4,244	$3,738
Accounts payable	2,983	2,367	3,115	2,586	275	150
Long-term debt, including current maturities	12,068	12,434	3,482	3,968	8,586	8,466
Intersegment debt	—	—	641	562	2,334	2,273
Accrued and other liabilities	6,346	5,545	5,718	5,032	635	522

Total Liabilities	25,831	24,209	13,146	12,273	16,074	15,149
Equity	8,129	7,380	8,128	7,379	2,184	2,008

Total Liabilities and Equity	$33,960	$31,589	$21,274	$19,652	$18,258	$17,157

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010	2011	2010
	(in millions)
Operating activities:
Net income	$464	$149	$464	$149	$106	$84
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation and amortization	216	198	155	137	61	61
Intersegment activity	—	—	(234)	(89)	234	89
Changes in operating assets and liabilities	(750)	(24)	62	1,127	(812)	(1,151)
Other, net	(108)	(130)	(215)	(53)	1	(11)

Net cash (used) provided by operating activities	(178)	193	232	1,271	(410)	(928)

Investing activities:
Expenditures for property, plant and equipment	(126)	(90)	(126)	(90)	—	—
Expenditures for equipment on operating leases	(192)	(174)	—	—	(192)	(174)
Net collections from retail receivables	(38)	98	—	—	(38)	98
Net (deposits in) withdrawals from Fiat Industrial/Fiat S.p.A. subsidiaries’ cash management systems	(1,702)	(1,369)	(1,727)	(1,376)	25	7
Other, net	201	133	(51)	6	252	107

Net cash (used) provided by investing activities	(1,857)	(1,402)	(1,904)	(1,460)	47	38

Financing activities:
Intersegment activity	—	—	53	(642)	(53)	642
Net decreases in indebtedness	(131)	1,391	(438)	1,396	307	(5)
Other, net	28	(543)	28	(543)	—	(130)

Net cash (used) provided by financing activities	(103)	848	(357)	211	254	507

Effect of foreign exchange rate changes on cash and cash equivalents	68	(28)	44	(10)	24	(18)

Decrease in cash and cash equivalents	(2,070)	(389)	(1,985)	12	(85)	(401)
Cash and cash equivalents, beginning of period	3,618	1,263	2,934	290	684	973

Cash and cash equivalents, end of period	$1,548	$874	$949	$302	$599	$572

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH Global N.V. TOTAL DEBT AND NET DEBT (CASH) For the Six Months Ended June 30, 2011 and the Year Ended December 31, 2010 (Unaudited)
	Consolidated		Equipment Operations		Financial Services
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$310	$—	$88	$—	$222	$—
With Fiat S.p.A. subsidiaries	—	194	—	43	—	151
Owed to securitization investors	2,675	2,488	—	—	2,675	2,488
Other	1,449	1,181	102	82	1,347	1,099
Intersegment	—	—	93	52	1,753	1,730

Total short-term debt	4,434	3,863	283	177	5,997	5,468

Long-term debt:
With Fiat Industrial subsidiaries	478	—	72	—	406	—
With Fiat S.p.A. subsidiaries	—	584	—	67	—	517
Owed to securitization investors	5,979	5,868	—	—	5,979	5,868
Other	5,611	5,982	3,410	3,901	2,201	2,081
Intersegment	—	—	548	510	581	543

Total long-term debt	12,068	12,434	4,030	4,478	9,167	9,009

Total debt:
With Fiat Industrial subsidiaries	788	—	160	—	628	—
With Fiat S.p.A. subsidiaries	—	778	—	110	—	668
Owed to securitization investors	8,654	8,356	—	—	8,654	8,356
Other	7,060	7,163	3,512	3,983	3,548	3,180
Intersegment	—	—	641	562	2,334	2,273

Total debt	$16,502	$16,297	$4,313	$4,655	$15,164	$14,477

Less:
Cash and cash equivalents	1,548	3,618	949	2,934	599	684
Deposits in Fiat Industrial subsidiaries’ cash management system	3,543	—	3,444	—	99	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Intersegment notes receivable	—	—	2,334	2,273	641	562

Net debt (cash)	$11,411	$10,919	$(2,414)	$(2,195)	$13,825	$13,114

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% Change	2011	2010	% Change
	(in millions, except percentages)
1. Revenues and net sales:

Net sales
Agricultural equipment	$3,851	$3,148	22.3%	$6,922	$5,773	19.9%
Construction equipment	1,030	790	30.4%	1,756	1,402	25.2%

Total net sales	4,881	3,938	23.9%	8,678	7,175	20.9%
Financial services	353	343	2.9%	692	683	1.3%
Eliminations and other	(69)	(70)		(123)	(127)

Total revenues	$5,165	$4,211	22.7%	$9,247	$7,731	19.6%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$3,851	$3,148	22.3%	$6,922	$5,773	19.9%
Effect of currency translation	(187)		(5.9)%	(232)		(4.0)%

Agricultural equipment net sales on a constant currency basis	$3,664	$3,148	16.4%	$6,690	$5,773	15.9%

Construction equipment net sales	$1,030	$790	30.4%	$1,756	$1,402	25.2%
Effect of currency translation	(53)		(6.7)%	(72)		(5.1)%

Construction equipment net sales on a constant currency basis	$977	$790	23.7%	$1,684	$1,402	20.1%

Total Equipment Operations net sales on a constant currency basis	$4,641	$3,938	17.9%	$8,374	$7,175	16.7%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2011 and 2010

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	(in millions, except percentages)
Net sales	$4,881	100.0%	$3,938	100.0%	$8,678	100.0%	$7,175	100.0%
Less:
Cost of goods sold	3,893	79.8%	3,177	80.7%	7,007	80.7%	5,875	81.9%

Equipment Operations gross profit	988	20.2%	761	19.3%	1,671	19.3%	1,300	18.1%
Less:
Selling, general and administrative	342	7.0%	319	8.1%	663	7.6%	615	8.6%
Research and development	125	2.6%	112	2.8%	241	2.8%	211	2.9%

Equipment Operations operating profit	$521	10.7%	$330	8.4%	$767	8.8%	$474	6.6%

Gross profit and margin:
Agricultural equipment	$850	22.1%	$644	20.5%	$1,441	20.8%	$1,124	19.5%
Construction equipment	138	13.4%	117	14.8%	230	13.1%	176	12.6%

Equipment Operations gross profit	$988	20.2%	$761	19.3%	$1,671	19.3%	$1,300	18.1%

Operating profit and margin:
Agricultural equipment	$496	12.9%	$317	10.1%	$759	11.0%	$497	8.6%
Construction equipment	25	2.4%	13	1.6%	8	0.5%	(23)	(1.6)%

Equipment Operations operating profit	$521	10.7%	$330	8.4%	$767	8.8%	$474	6.6%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in millions, except per share data)
Net income attributable to CNH	$320	$144	$472	$160

Restructuring:
Restructuring, net of tax	—	—	2	2
Exceptional items:
(Gain) on purchase/sale of business, net of tax	—	(4)	(16)	(4)
Tax charge for Medicare Part D retiree drug subsidy	—	—	—	20

Net income before restructuring and exceptional items	$320	$140	$458	$178

Weighted average common shares outstanding — diluted	241	238	241	238

Diluted earnings per share before restructuring and exceptional items	$1.33	$0.59	$1.90	$0.75

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Six Months Ended June 30, 2011

(Unaudited)

5. Equipment Operations cash generated from working capital

	Balance as of December 31, 2010	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of June 30, 2011	Cash Generated from Working Capital
	(in millions)
Accounts, notes receivable and other — net — Total	$911	$(46)	$(36)	$1,165	$(172)
Inventories	2,937	(146)	(24)	3,741	(634)
Accounts payable — Total	(2,586)	160	59	(3,115)	310

Working Capital	$1,262	$(32)	$(1)	$1,791	$(496)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2011 Second Quarter and First Half Financial Results July 25, 2011

Management Participants
Richard Tobin
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Forward Looking Statement

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
This presentation  includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend,"
"estimate," "anticipate," "believe," "outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Highlights
• Net Sales increase of 24% to $4.9 billion in the second quarter and up 21% to $8.7 billion for the first six months
— Agricultural equipment +22% in the second quarter and +20% for the first six months
— Construction equipment +30% in the second quarter and 25% for the first six months
Equipment Operations Operating Profit of $521 million, an increase of 58%
— Operating Margin increased to 10.7% compared to 8.4% in Q2 2010
— Operating Margin increased to 8.8% compared to 6.6% in the first six months of 2010
Equipment Operations net cash position increased by $219 million to $2.4 billion in the first six months
Net income before restructuring and exceptional items of $320 million in the second quarter and $458 for the first six months
Q2 2011 YTD 2011
— Diluted EPS: $1.33/share $1.96/share
— Diluted EPS before restructuring and exceptional items: $1.33/share $1.90/share

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Financial Highlights – Second Quarter
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
06/30/11 06/30/10 Change
Net Sales of Equipment 4,881 $      3,938 $      24%
Equipment Operations Operating Profit * 521 $         330 $         58%
Financial Services Net Income 52 $          33 $          58%
Net Income Before Restructuring and Exceptional Items * 320 $         140 $         129%
Diluted EPS Before Restructuring and Exceptional Items * 1.33 $        0.59 $        125%
Equipment Operations Operating Cash Flow 472 $         1,154 $      (59)%
Equipment Operations Net (Cash) * (2,414) $     (1,770) $     36%
Quarter Ended

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Net Sales by Geographic Region*
– Second Quarter

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+23%
+38%
+11%
+7%
+24%
Net Sales
Change Y-o-Y
Rate of
Change
vs. Q1 ’11
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Net Sales and Operating Profit* Review
– Second Quarter

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations
Operating Profit* Evolution – Second Quarter
• Higher volumes and increased industrial utilization, particularly in Europe and the CIS, and better product mix
• Improved pricing, in particular on newly launched products in the CE light and heavy equipment and the high hp Tier 4 equipped tractors and combines
• Production cost increased on product launch costs and tight supply conditions of Japanese components and wholegoods
• R&D increased as a result of T4 compliance programs and new product launches across the portfolio

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations Global Reach
Joint Ventures and Other Subsidiaries
International region - other locations
China
Harbin – Tractors
Shanghai – Tractors
India
Pithampur (Madhya Pradesh) –
Tractor Loader Backhoes. Compactors
Russia
Naberezhnye Chelny (Tatarstan) –
Tractors, Combines, CE
Uzbekistan
Tashkent – Tractors, Planters
Significant unconsolidated subsidiaries
Turkey
TTF – Tractors
Japan
KCM - Excavators
HFT – Tractors
Pakistan
Al Ghazi – Tractors

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
During the period the Group completed the full consolidation of the acquisition of  L&T India in the construction equipment
sector.
The Groups Joint ventures in the agricultural sector continued
to demonstrate improved performance for the period, with an
especially robust performance in Turkey at Turk Tractor.
$21
$35
$28
$59
Q2 '10 Q2 '11 1H '10 1H '11
Equity in Net Income of Equipment
Operations Unconsolidated Joint Ventures
(U.S. GAAP, US$ in mils.)
+67%
+111%

Equipment Operations
Change in Net Debt (Cash)* – First Half

* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
(U.S. GAAP, US$ in mils.)
06/30/11
Net Income 464 $     149 $
Depreciation & Amortization 155 137
Account Receivables (172) (104)
Inventories (634) 87
Account Payables 310 495
Cash Change in Working Capital ** (496) 478
Other 109 507
Net Cash From Operating Activities 232
1,271
Net Cash From Investing Activities *** (177) (84)
All Other, Including FX Impact for the Period 164 53
Increase / (Decrease) in Net (Cash) 219 $     1,240 $
Year-to-Date
06/30/10

Inventory Reductions
(In Units of Equipment)

• Second Quarter Underproduction vs. Retail 2%
• 9% Reduction in Forward Months of Supply
• Second Quarter Overproduction vs. Retail 23%
• 20% Reduction in Forward Months of Supply
* Excluding Joint Ventures
Source: CNH Internal Data
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
Construction Equipment
(Light & Heavy)
Agricultural Equipment
(Major Equipment)

Market Outlook 12 CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Industry Drivers: AG and CE Equipment
– IHS Global Insight

2010 Est. 2011 F YoY 2012 F 2013 F 2014 F
Corn 162           259         60.3% 215         183         180
Soybeans 365           483         32.2% 435         404         396
Wheat 213           256         20.3% 215         218         215
HIS Global Insight 79.0          92.7       17.4% 91.5       83.1       80.5
USDA - Feb. 2011 79.0          94.7       19.9%
Housing Starts 585           616         5.3% 1,036     1,428     1,655
Construction Spending 715 $        726 $     1.5% 821 $     995 $     1,162 $
World 3.9% 3.5% 3.5% 3.7% 3.8%
North America 2.9% 3.2% 2.9% 3.0% 3.3%
Europe 2.0% 1.8% 2.0% 2.1% 2.3%
Former Soviet Union 4.2% 4.6% 4.2% 4.1% 4.3%
Asia less Japan 8.2% 6.9% 7.0% 7.0% 6.9%
Latin America 6.2% 4.8% 4.9% 4.7% 5.0%
6.94          7.02       1.1% 7.10       7.17       7.25
Gross Domestic Product Growth
World Population
Global Commodity Prices
Net Farm Income
U.S. Construction Activity
Source: IHS Global Insight July 2011
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
- billion
- YoY % Change
- USD billion
- Thousand Units
- USD/metric ton
- USD billion

CNH Units Volume* Second Quarter
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
Q2 ‘11 Q2 ‘11
WW
NA
<40hp
40+hp
EAME & CIS
LA
APAC
WW
NA
EAME & CIS
LA
APAC
WW AG
13%
(3%)
(1%)
(5%)
30%
(5%)
15%
17%
(14%)
30%
58%
Flat
13%
WW 29%
NA 37%
EAME & CIS 31%
LA 30%
APAC 20%
WW 20%
NA 37%
EAME & CIS 39%
LA 25%
APAC 14%
WW CE 24%

New Industrial Project in Argentina

• Total Investment in excess of $100 million including:
• Expansion of Fiat Industrial complex in Cordoba, Argentina and
• Launch of new, localized product lines for both brands:
• Class 8/9 Combines: expansion of LA capacity
• Specialty Tractors: currently not manufactured in LA
• FPT engines supplied from same industrial complex
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
Cordoba,
Argentina
Buenos Aires,
Argentina

FY '11 FY '11
Industry Industry
(change vs. prior year) (change vs. prior year)
WW 5-10% WW 25-30%
NA Flat NA 30-35%
  <40hp 0-5% EAME & CIS 25-30%
  40+hp (0-5%) LA ~25%
EAME & CIS 20-25% APAC 20-25%
LA (5-10%)
APAC ~5%
WW 15-20% WW 25-30%
NA ~15% NA 25-30%
EAME & CIS 25-30% EAME & CIS ~40%
LA ~10% LA ~25%
APAC ~20% APAC 25-30%
WW AG 5-10% WW CE 25-30%
Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

2011 Early Trends and Financial Outlook
• Commodity cost inflation
• Steel plate, bar costs
• Rubber
• Japanese supply shortages
• Operating income impact for the period $15 million
• Situation stabilizing
• Main Product Launches
• Agriculture Equipment
• Class 5 and higher Combines and High hp and 4WD Tractors Tier 4A/Stage IIIB
• New Class 6 Combine and high hp tractor range for the Latin American markets
• Construction Equipment
• Heavy Eq.: Crawler Excavator and Wheel Loader Tier 4A/Stage IIIB compliant and Motor
Grader for Latin American markets
• Light Eq.: New Loader Backhoe and Skid Steer/Compact Track Loaders Series and Mini
Crawler Excavator
• New 5 year $250 million bank facility for CNH Financial Services
• $150 million 5 years Term Loan
• $100 million 5 years Committed Revolving Facility
• Upgraded full year Equipment Operations Revenue and earnings growth targets for 2011
• Revenue growth of 15-20%
• Operating margin at the upper end of the range of 7.1% to 7.9%

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
+1-630-887-3745
+1-630-887-3890
wwinvestorrelations@cnh.com
www.cnh.com

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
Tel:
Fax:
E-mail:
Website:

Appendix

Financial Data – First Half 20 CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Financial Highlights – First Half

*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
06/30/11 06/30/10 Change
Net Sales of Equipment 8,678 $      7,175 $      21%
Equipment Operations Operating Profit * 767 $         474 $         62%
Financial Services Net Income 106 $         84 $          26%
Net Income Before Restructuring and Exceptional Items * 458 $         178 $         157%
Diluted EPS Before Restructuring and Exceptional Items * 1.90 $        0.75 $        153%
Equipment Operations Operating Cash Flow 232 $         1,271 $      (82)%
Equipment Operations Net (Cash) * (2,414) $     (1,770) $     36%
Year-to-Date
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Net Sales by Geographic Region*
– First Half

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+20%
+32%
+5%
+21%
+21%
Net Sales
Change Y-o-Y
Rate of
Change
vs. Q1 ’11
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Net Sales and Operating Profit* Review
– First Half

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations
Operating Profit* Evolution – First Half
• Higher volumes and increased industrial utilization, particularly in Europe and the CIS, and better product mix
• Improved pricing, in particular on newly launched products in the CE light and heavy equipment and the high hp Tier 4 equipped tractors and combines
• Production cost increased on product launch costs and tight supply conditions of Japanese components and wholegoods
• R&D increased as a result of T4 compliance programs and new product launches across the portfolio

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
$474
$767
280
132
(46)
(24)
(26)
(23)
1H '10 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other 1H '11

Geographic Information and Market Share/Position Data 25 CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Definitions
• Geographic Area as Defined by CNH are:
– North America – United States, Canada, and Mexico
– Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS Countries,
Balkans, African continent, and Middle East
– Latin America – Central and South America, and the Caribbean Islands
– Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
– Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
–
–

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in
Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers
Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia,
Turkey, Brazil and any country where local shipments are not reported .
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

*  See Appendix for Geographic Information
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
(U.S. GAAP, US$ in mils.)
% Change
vs 2010
of which
Currency
% Change
vs 2010
of which
Currency
North America 23% 1% 20% 1%
AG 16 1 15 1
CE 65 1 53 1
EAME & CIS 38% 10% 32% 6%
AG 40 10 35 6
CE 25 11 17 6
Latin America 11% 9% 5% 7%
AG 11 9 2 7
CE 10 9 9 8
APAC 7% 8% 21% 7%
AG 3 9 20 8
CE 17 4 22 4
World 24% 6% 21% 4%
AG 22 6 20 4
CE 30 7 25 5
Second Quarter 2011 Year-to-Date 2011

Credit Lines
The following table summarizes CNH credit lines and total debt at June 30, 2011:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,040       842          713       129          198       1,338    1,338      1,216    122         -
ABCP Facilities and BNDES Financing 5,770       4,193       -        4,193       1,577    6,356    4,261      -        4,261      2,095
Uncommitted Lines
with Third Parties 2,002       1,511       41         1,470       491       1,647    1,259      31         1,228      388
with Fiat Group (pre de-merger) 2,643    206         4           202         2,437
with Fiat Industrial 2,859       247          7           240          2,612    -         -        -         -
Total Credit Lines 11,671 6,793 761 6,032 4,878 11,984 7,064 1,251 5,813 4,920
of which with Fiat Group (pre de-merger) support 4,068    1,562     405       1,157     2,506
of which with Fiat Industrial support 3,946      1,132      7           1,125      2,814
Bonds 2,733       2,733    -          2,721      2,721    -
Third Party Loans 6,435       25         6,410       5,940      15         5,925
Fiat Group (pre de-merger) Loans -          572         106       466
Fiat Industrial Loans 541          153       388          -         -        -
Intersegment Loans -          641       2,334       -         562       2,273
Total Notes and Loans 9,709     3,552   9,132     9,233    3,404   8,664
Total Debt 16,502   4,313   15,164   16,297 4,655   14,477
December 31, 2010
Drawn
June 30, 2011
Drawn
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations
Debt Maturity Schedule

* Public Notes are reported net of any premium/discount.
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Jun-11 2011 2012 2013 2014 Beyond
Third Parties 779 207 404 113 34 12
Public Notes * 2,733 995 1,738
Fiat Industrial 160 88 72 -
Intersegment 641 93 23 525
Total Maturities 4,313 388 476 1,108 57 2,275
Maturities

Non-GAAP Measures 30 CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)

CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Net Income Before Restructuring and
Exceptional Items

CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
(U.S. GAAP, US$ in mils., except per share data)
2011 2010 2011 2010
Net income attributable to CNH 320 $           144 $        472 $           160 $
Restructuring, after tax:
Restructuring - - 3 2
Tax benefit - - (1) -
Restructuring, after tax - - 2 2
Exceptional items:
(Gain) on  purchase/sale of business, net of tax - (4) (16) (4)
Tax charge for Medicare Part D retiree drug subsidy - - - 20
Net Income before restructuring and exceptional items 320 $           140 $        458 $           178 $
241 238 241 238
Diluted earnings per share before restructuring and
exceptional items
1.33 $         0.59 $       1.90 $         0.75 $
Second Quarter Year-to-Date
Weighted average common shares outstanding - diluted
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)
2011
% of
Net Sales
2010
% of
Net Sales
2011
% of
Net Sales
2010
% of
Net Sales
Net sales 4,881 3,938 $  8,678 7,175 $
Less:
     Cost of goods sold 3,893 3,177 7,007 5,875
Gross Profit 988 20.2% 761 19.3% 1,671 19.3% 1,300 18.1%
Less:
     Selling, general and administrative 342 319 663 615
     Research and development 125 112 241 211
Operating Profit 521 $  10.7% 330 $     8.4% 767 $  8.8% 474 $     6.6%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 496 $  12.9% 317 $     10.1% 759 $  11.0% 497 $     8.6%
Construction Equipment 25 $    2.4% 13 $       1.6% 8 $      0.5% (23) $      (1.6)%
Second Quarter Year-to-Date
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

Equipment Operations IFRS to GAAP Analysis
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011 34
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2011 2010 2011 2010
Trading Profit Under IFRS
Agricultural Equipment 452 $       289 $       693 $       443 $
Construction Equipment 16 5 (4) (30)
Financial Services 73 47 144 104
Trading Profit Under IFRS 541 341 833 517
The following reconciles trading profit to operating profit under US GAAP:
Equipment Operations Trading Profit Under IFRS 468 $       294 $       689 $       413 $
Accounting for Benefit Plans (8) (1) (16) (7)
Intangible Asset Amortization,
Primarily Development Costs (33) (46) (75) (83)
IFRS Reclassifications * 57 61 101 113
Other Adjustments (4) (17) 19 (33)
Total Adjustments 12 (3) 29 (10)
Plus: U.S. GAAP "Other, net" 41 39 49 71
U.S. GAAP Operating Profit 521 $       330 $       767 $       474 $
Second Quarter Year-to-Date

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of June 30, 2011 and December 31, 2010:

30-Jun-11 31-Dec-10 30-Jun-11 31-Dec-10 30-Jun-11 31-Dec-10
With Fiat Industrial subsidiaries 310 $            - $             88 $              - $             222 $            - $
With Fiat S.p.A. subsidiaries -                194                -                43                  -                151
Owed to securitization investors 2,675            2,488            -                -                2,675            2,488
Other 1,449            1,181            102               82                  1,347            1,099
Intersegment -                -                93                  52                  1,753            1,730
Total short-term debt 4,434 $         3,863 $         283 $            177 $             5,997 $         5,468 $
With Fiat Industrial subsidiaries 478 $            - $             72 $              - $             406 $            - $
With Fiat S.p.A. subsidiaries -                584                -                67                  -                517
Owed to securitization investors 5,979            5,868            -                -                5,979            5,868
Other 5,611            5,982            3,410            3,901            2,201            2,081
Intersegment -                -                548               510                581               543
Total long-term debt 12,068 $      12,434 $       4,030 $         4,478 $         9,167 $         9,009 $
With Fiat Industrial subsidiaries 788 $            - $             160 $            - $             628 $            - $
With Fiat S.p.A. subsidiaries -                778                -                110                -                668
Owed to securitization investors 8,654            8,356            -                -                8,654            8,356
Other 7,060            7,163            3,512            3,983            3,548            3,180
Intersegment -                -                641               562                2,334            2,273
Total debt 16,502 $      16,297 $       4,313 $         4,655 $         15,164 $      14,477 $
Cash and cash equivalents 1,548 $         3,618 $         949 $            2,934 $         599 $            684 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 3,543            -                3,444            -                99                  -
With Fiat S.p.A. subsidiaries -                1,760            -                1,643            -                117
Intersegment notes receivable -                -                2,334            2,273            641               562
Net debt (cash) 11,411 $      10,919 $       (2,414) $       (2,195) $       13,825 $      13,114 $
Less:
Consolidated Equipment Operations Financial Services
(in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. Second Quarter and First Half 2011 Conference Call – July 25, 2011

End